UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SQL TECHNOLOGIES CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

78471E105

(CUSIP Number)

Steven Siegelaub

361 E Hillsboro Blvd

Deerfield Beach, FL 33441

(954) 445-8804

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78471E105	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON
Steven Siegelaub

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	152,147(1)

	6	SHARED VOTING POWER	2,126,675(2)

	7	SOLE DISPOSITIVE POWER	352,147(1)(3)

	8	SHARED DISPOSITIVE POWER	3,964,878(2)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,317,025(1)(2)(3)(4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.5%

12	TYPE OF REPORTING PERSON	IN

(1)	Includes 83,333 shares of Common Stock held jointly by Mr. Siegelaub and his spouse.
(2)	Includes the following shares of Common Stock held by entities of which Mr. Siegelaub is the managing member: (i) 667,316 shares held by Safety Investors 2014 LLC; (ii) 413,435 shares held by Investment 2013, LLC; (iii) 184,622 shares held by 301 Office Ventures, LLC; (iv) 87,424 shares held by Enterprises 2013, LLC; (v) 731,021 shares held by Investment 2018, LLC, including 9,354 shares issued in connection with the consummation of the Issuer’s initial public offering on February 14, 2022 (“IPO”) pursuant to anti-dilution provisions set forth in the terms of the stock purchase agreement entered into between the Issuer and Investment 2018, LLC in November 2021; and (vi) 42,857 shares held by DRS Real Estate Ventures LLC.
(3)	Includes the following shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement: (i) 100,000 shares of Common Stock at an exercise price of $0.60 per share, which options expire November 15, 2025; (ii) 50,000 shares of Common Stock at an exercise price of $3.00 per share, which options expire April 19, 2027; and (iii) 50,000 shares of Common Stock at an exercise price of $4.00 per share, which options expire April 19, 2027.
(4)	Includes shares of Common Stock that may be acquired upon the exercise or conversion of the following outstanding securities: (i) 1,000,000 shares of Series A Convertible Preferred Stock, no par value (“Preferred Stock”), which is convertible into shares of Common Stock at any time, at the holder’s election, on a one-for-one basis, and has no expiration date, held by Safety Investors 2014 LLC; (ii) 776,536 shares of Preferred Stock held by Investment 2013, LLC; (iii) a warrant to purchase 41,667 shares of Common Stock at an adjusted exercise price of $9.80, subject to adjustment provisions (including certain anti-dilution provisions) (the initial exercise price of $12.00 per share was automatically adjusted pursuant to applicable anti-dilution provisions in connection with the completion of the IPO), held by Investment 2018, LLC, which expires November 29, 2024; and (iv) 20,000 shares (excluding interest) that may be acquired upon conversion of a three-year subordinated convertible promissory note in the principal face amount of $300,000 held by Sky Technology Partners, LLC, which is convertible into shares of Common Stock at a conversion price of $15.00 per share at any time prior to maturity at the option of the holder, matures on October 30, 2023, and accrues interest at a rate of 6% per annum, which is payable annually in cash or Common Stock, at the holder’s discretion.

CUSIP No. 78471E105	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON
Safety Investors 2014 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	667,316

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	1,667,316(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,667,316(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.1%

12	TYPE OF REPORTING PERSON	OO

(1)	Includes shares of Common Stock that may be acquired upon the conversion of 1,000,000 shares of Preferred Stock, which is convertible into shares of Common Stock at any time, at the holder’s election, on a one-for-one basis, and has no expiration date.

CUSIP No. 78471E105	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON
Investment 2013, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	413,435

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	1,189,971(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,189,971(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.5%

12	TYPE OF REPORTING PERSON	OO

(1)	Includes shares of Common Stock that may be acquired upon the conversion of 776,536 shares of Preferred Stock, which is convertible into shares of Common Stock at any time, at the holder’s election, on a one-for-one basis, and has no expiration date.

CUSIP No. 78471E105	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON
301 Office Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	184,622

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	184,622

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
184,622

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.2%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 78471E105	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON
Enterprises 2013, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	87,424

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	87,424

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
87,424

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 78471E105	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON
Investment 2018, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	731,021(1)

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	772,688(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
772,688(1)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.0%

12	TYPE OF REPORTING PERSON	OO

(1)	Includes 9,354 shares of Common Stock issued in connection with the consummation of the IPO pursuant to anti-dilution provisions set forth in the terms of the stock purchase agreement entered into between the Issuer and Investment 2018, LLC in November 2021.
(2)	Includes shares of Common Stock that may be acquired upon exercise of a warrant to purchase 41,667 shares of Common Stock at an adjusted exercise price of $9.80, subject to adjustment provisions (including certain anti-dilution provisions) (the initial exercise price of $12.00 per share was automatically adjusted pursuant to applicable anti-dilution provisions in connection with the completion of the IPO), which expires November 29, 2024.

CUSIP No. 78471E105	13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON
Sky Technology Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	20,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
20,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.0%

12	TYPE OF REPORTING PERSON	OO

(1)	Includes 20,000 shares of Common Stock (excluding interest) that may be acquired upon conversion of a three-year subordinated convertible promissory note in the principal face amount of $300,000, which is convertible into shares of Common Stock at a conversion price of $15.00 per share at any time prior to maturity at the option of the holder, matures on October 30, 2023, and accrues interest at a rate of 6% per annum, which is payable annually in cash or Common Stock, at the holder’s discretion.

CUSIP No. 78471E105	13G	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON
DRS Real Estate Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	42,857

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	42,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
42,857

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%

12	TYPE OF REPORTING PERSON	OO

CUSIP No. 78471E105	13G	Page 10 of 12 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: SQL Technologies Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices (as reported by the Issuer):

11030 Jones Bridge Road, Suite 206 Johns Creek, Georgia 30022

Item 2(a).	Name of Person Filing: This Statement on Schedule 13G (this “Statement”) is filed by (i) Steven Siegelaub; (ii) Safety Investors 2014 LLC; (iii) Investment 2013, LLC; (iv) 301 Office Ventures, LLC; (v) Enterprises 2013, LLC; (vi) Investment 2018, LLC; (vii) Sky Technology Partners, LLC; and (viii) DRS Real Estate Ventures LLC. The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.” The Joint Filing Agreement among the Reporting Persons is included on the signature page hereto.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is 361 E Hillsboro Blvd, Deerfield Beach, FL 33441.

Item 2(c).	Citizenship: Steven Siegelaub is a U.S. citizen. Each of the other Reporting Persons is a Florida limited liability company.

Item 2(d).	Title of Class of Securities: Common Stock, no par value per share (“Common Stock”)

Item 2(e).	CUSIP Number: 78471E105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

CUSIP No. 78471E105	13G	Page 11 of 12 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 4,317,025*

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 152,147

(ii)	Shared power to vote or to direct the vote: 2,126,675

(iii)	Sole power to dispose or to direct the disposition of: 352,147

(iv)	Shared power to dispose or to direct the disposition of: 3,964,878

* The amount disclosed as beneficially owned in this Statement is as of February 15, 2022. Each of the Reporting Persons, other than Mr. Siegelaub, directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Siegelaub directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. Mr. Siegelaub serves as managing member of each of the other Reporting Persons and, in such role, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 78471E105	13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: February 16, 2022

ENTERPRISES 2013, LLC

/s/ Steven Siegelaub	/s/ Steven Siegelaub
STEVEN SIEGELAUB	Steven Siegelaub Managing Member

SAFETY INVESTORS 2014 LLC	INVESTMENT 2018, LLC

/s/ Steven Siegelaub	/s/ Steven Siegelaub
Steven Siegelaub Managing Member	Steven Siegelaub Managing Member

INVESTMENT 2013, LLC	SKY TECHNOLOGY PARTNERS, LLC

/s/ Steven Siegelaub	/s/ Steven Siegelaub
Steven Siegelaub Managing Member	Steven Siegelaub Managing Member

301 OFFICE VENTURES, LLC	DRS REAL ESTATE VENTURES LLC

/s/ Steven Siegelaub	/s/ Steven Siegelaub
Steven Siegelaub Managing Member	Steven Siegelaub Managing Member